Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Macrofit, Inc.
4946 Bellaire Ave
Los Angeles, CA 91607
https://www.joinfitapp.com/

Up to $1,069,740.00 in Class A Common Stock at $1.89
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Macrofit, Inc.
Address: 4946 Bellaire Ave , Los Angeles, CA 91607
State of Incorporation: DE
Date Incorporated: October 03, 2018

Terms:

Equity

Offering Minimum: $9,999.99 | 5,291 shares of Class A Common Stock
Offering Maximum: $1,069,740.00 | 566,000 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $1.89
Minimum Investment Amount (per investor): $283.50

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk ($500) - 10% off promo code any fit product

Tier 2 perk ($1000) - free all-access subscription

Tier 3 perk ($5,000) - free fit p-bars, plyo box or x-board (pick 1)

Tier 4 perk ($10,000) - 5% bonus shares + free fit home gym

Tier 5 perk ($25,000) - 10% bonus shares

Tier 6 perk ($50,000) - 15% bonus shares + invite to a fitness retreat with our partnership with Surf Yoga Beer

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

MacroFit, Inc. will offer 10% additional bonus shares for all investments that are

committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $1.89 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $189. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

MacroFit, Inc. is a connected fitness brand that partners with influencers and pairs world-class subscription content with innovative fitness hardware. In 18 months, the Company has generated over $7M in revenue and is gearing up for the launch of their connected strength training device.

By partnering with leading sports and fitness influencers, Fit! prioritizes content and community and has a built-in growth engine. The team leverages the fitness community and influencers to innovate new hardware solutions for fitness equipment at affordable prices.

The team focuses on proprietary hardware that’s flexible, modular, space-saving, and fast-to-market.

The first two hardware products, the Fit! Home Gym and p-bars went from idea to over $2M in yearly run rate in less than 6 months -- a feat that’s unheard of in the hardware industry.

Fit! makes money off of content subscriptions and hardware sales.

MacroFit, Inc. owns the IP of all the content and programs we shoot and have a patent pending on the Fit! Home Gym.

Competitors and Industry

The Fit App by MacroFit, Inc. operates in the connected health & fitness space. The at-home fitness industry was estimated at $16B in 2020 and is projected to grow at a rate of 2.75% per year between 2021 and 2026. (Source: Mordor Intelligence)

The Company has several major competitors in the fitness market. Some of the top competitors in our industry include: Peloton, Tonal, and Beachbody. Peloton is the industry leader in cycling fitness and the Company's largest competitor in the fitness industry. Tonal also owns significant market share in the at-home strength training fitness market. Beachbody is also a competitor focusing on mainly fitness programs but is starting to get into the hardware space. Peloton is currently valued at $14B. Despite the present competitive landscape, the Company stands out in our unique approach to growing through modern-day fitness creators on Instagram and Tik Tok. Our unique approach leverages influencers, content, and a variety of sports and fitness verticals to bring connected fitness to a bigger market versus the much more expensive options today.

Current Stage and Roadmap

Current Stage

The Fit! App is live for iOS, Android, iPad, and Apple TV with over 35 instructors. Fit has two hardware products fully launched in the Fit! Home Gym and P-bars on pace for over $2M in sales in their first year.

Future Roadmap

In 2022, our goal is to launch 52 new programs (1 per week). In addition, we intend to increase marketing around both our home gym and our app subscriptions after raising funding to increase growth to a $10M run rate. We plan to launch the following new products with the below estimated launch timelines:

1. Newton (Spring of 2022)

2. Heated Roller (February of 2022)

In 3 to 5 years, our goal is for Fit! to be a successful fitness brand with hundreds of the best influencers and athletes and several connected hardware products serving a variety of customers across different fitness niches.

The Team

Officers and Directors

Name: Michael DeVerna

Michael DeVerna's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO, and Director
  Dates of Service: August 31, 2018 - Present
  Responsibilities: Company Vision, Recruiting. Michael currently receives a $120k salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Newton. Delays or cost overruns in the development of our Newton and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Adam Frater	5,000,000	Class A Common Stock	37.5%
Michael DeVerna	5,000,000	Class B Common Stock	37.5%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, SAFE, SAFE, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 566,000 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 14,000,000 with a total of 8,264,601 outstanding.

Voting Rights

1 vote per share

Material Rights

The amount outstanding includes 553,731 shares to be issued pursuant to stock options issued, and 2,710,870 shares to be issued pursuant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 5,600,000 with a total of 5,069,933 outstanding.

Voting Rights

10 votes per share

Material Rights

Refer to the Amended & Restated Articles of Incorporation, attached as Exhibit F, for a description of conversion rights.

SAFE

The security will convert into Safe preferred stock, or common stock (in the case of a liquidity event, if the investor does not choose the cash option) and the terms of the SAFE are outlined below:

Amount outstanding: $73,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $3,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

If there is a Dissolution Event before the Safe expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

SAFE

The security will convert into Safe preferred stock, or common stock (in the case of a liquidity event, if the investor does not choose the cash option) and the terms of the SAFE are outlined below:

Amount outstanding: $312,600.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $12,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

If there is a Dissolution Event before the Safe expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

SAFE

The security will convert into Safe preferred stock, or common stock (in the case of a liquidity event, if the investor does not choose the cash option) and the terms of the SAFE are outlined below:

Amount outstanding: $80,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $15,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

If there is a Dissolution Event before the Safe expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

SAFE

The security will convert into Safe preferred stock, or common stock (in the case of a liquidity event, if the investor does not choose the cash option) and the terms of the SAFE are outlined below:

Amount outstanding: $182,750.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $18,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

If there is a Dissolution Event before the Safe expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $648,350.00
  Use of proceeds: Marketing
  Date: April 15, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2020 compared to year ended December 31, 2019</u>

Revenue

Revenue for fiscal year 2020 was up substantially to $4.3M from $942K in 2019.

Revenues were strong due to the launch of several influencer athlete programs as well as impacts of the COVID-19 lockdown experienced around the world.

Cost of Sales

Cost of sales in 2020 was $734,181, an increase from $11,128 in 2019. This is due to

2020 being our first public launch with several influencers and a full-time team working on the launches and production.

Gross Margins

2020 gross profit was $3.6M up from $931K in 2019.

Expenses

The Company’s expenses consist of, among other things, legal and professional fees, advertising and marketing, compensation and benefits, filming and production costs as well as some office and lease expenses.

Total operating expenses increased to $3.5M from $928K. The primary driver of this increase was advertising and marketing (increase of $1.7M) and payroll (increase of $798K).

Historical results and cash flows:

The Company is currently in the growth stage. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we've proven a repeatable model to monetize both fitness programs and fitness hardware - with our influencers driving significant marketing. Past cash was primarily generated through sales of fitness programs and sales of fitness hardware. Our goal is to build a moat with our innovative hardware releases and continue to launch and sign new influencer programs, while pairing the two revenue streams tightly together.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Nov. 15, 2021, the Company has capital resources available in the form of cash on hand in the amount of $200K.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support growth of our hardware products and content production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 25% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $10K for expenses related to salaries, inventory, and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 4 years. This is based on a current monthly burn rate of $10K for expenses related to salaries, inventory, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including venture funding.

Indebtedness

- **Creditor:** Settle
  Amount Owed: $277,451.00
  Interest Rate: 1.5%
  Maturity Date: December 31, 2021

- **Creditor:** SAFE Notes
  Amount Owed: $568,350.00
  Interest Rate: 0.0%

- **Creditor:** Brex (Corporate Card)
  Amount Owed: $40,679.88
  Interest Rate: 0.0%

- **Creditor:** ClearCo (Credit Card)
  Amount Owed: $196,515.60
  Interest Rate: 0.0%

- **Creditor:** Accrued Expenses
  Amount Owed: $94,799.08
  Interest Rate: 0.0%

- **Creditor:** Employees (Home Gym Sales)
  Amount Owed: $369,143.17
  Interest Rate: 0.0%

- **Creditor:** Stripe
  Amount Owed: $101,890.46
  Interest Rate: 0.0%

- **Creditor:** Vendors
  Amount Owed: $6,053.60
  Interest Rate: 0.0%

Related Party Transactions

Valuation

Pre-Money Valuation: $25,202,269.26

Valuation Details:

MacroFit, Inc. determined its pre-money valuaton based on the following:

The company generated $4.1M in gross sales revenue between January 2021 and November 2021 and has a suite of hardware products as well as dozens of influencer programs. This valuation is about a 6X multiple of present day revenue.

When looking at companies for comparison we look for similarities to the business model, that include at-home fitness, a hardware component as well as a content and subscription component. Similar companies include Peloton (currently trading at a 5.83X multiple of revenues), Tonal and Mirror. While we have many similarities we are in earlier stages of high growth and targeted a niche market of functional fitness and calisthenics, a younger demographic who buys from influencers online and a lower price point more affordable to a mass market.

MacroFit, Inc. set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities

currently outstanding. The Company currently has $648,350 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  32.0%
  With several innovative products, we'll need to invest in marketing and distribution to bring these to scale.

- *Inventory*
  32.0%
  To keep pace with demand on the fit home gym and other products, we'll need to continue to invest in inventory.

- *Company Employment*
  32.5%
  World class products require world class talent, and we'll need to add talented hardware, firmware, and software engineers to the team. If we raise only the minimum funding goal, we plan to hire more contractors and consultants with budget caps.

If we raise the over allotment amount of $1,069,740.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  32.0%
  With several innovative products, we'll need to invest in marketing and distribution to bring these to scale.

- *Inventory*
  32.0%
  We'll need to invest in inventory to keep up with demand for our innovative hardware products.

- *Company Employment*
  32.5%
  We'll need to hire world class hardware, firmware, and software engineers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.joinfitapp.com/ (https://www.joinfitapp.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fitapp

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Macrofit, Inc.

[See attached]

MacroFit Inc.

(a Delaware Corporation)

Unaudited Consolidated Financial Statements

Period of January 1, 2019 through December 31, 2020

Reviewed by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

MacroFit Inc.

Table of Contents

TaxDrop
CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 8, 2021

To: Board of Directors of MacroFit Inc.
Attn: Michael DeVerna, CEO

Re: 2020 and 2019 Consolidated Financial Statement Review
MacroFit Inc.

We have reviewed the accompanying consolidated financial statements of MacroFit Inc. (the "Company"), which comprise the consolidated balance sheet as of December 31, 2019 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2019 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements of MacroFit Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

MACROFIT, INC.
CONSOLIDATED BALANCE SHEET
Years Ended December 31, 2020 and December 31, 2019
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	565,492	16,406
Deposits	57,457	764
Total Current Assets	**622,950**	**17,170**
Total Assets	**622,950**	**17,170**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	114,150	-
Credit Cards	20,954	1,981
Payroll Liabilities	9,630	-
Deferred Revenue	156,159	-
Loan Payable - Stockholder	31,174	96,089
Total Current Liabilities	**332,068**	**98,070**
Total Liabilities	**332,068**	**98,070**
Stockholders' Equity		
Common Stock - Class A	50	0
Additional Paid in Capital - Class A	139,950	0
Common Stock - Class B	51	51
Additional Paid in Capital - Class B	92	92
Treasury Stock - Class B	(5,000)	0
SAFE Convertible Securities	263,000	73,000
Additional Paid in Capital - Stock Options	11,696	0
Dividends Distributed	(7,329)	(112,272)
Owner Equity - Body Alchemy	-	5,970
Retained Earnings	(111,628)	(47,741)
Total Stockholders' Equity	**290,882**	**(80,900)**
Total Liabilities and Stockholders' Equity	**622,950**	**17,170**

MACROFIT, INC.
CONSOLIDATED INCOME STATEMENT
Years Ended December 31, 2020 and December 31, 2019
(Unaudited)

	2020	2019
Revenues	4,372,343	942,507
Cost of revenues	734,181	11,128
Gross Profit	**3,638,162**	**931,378**
Operating Expenses		
General and administrative	161,413	165,753
Legal and professional	150,419	51,971
Advertising and Marketing	2,447,188	690,987
Payroll	819,062	20,131
Total Operating Expenses	**3,578,082**	**928,841**
Other Income/(Expense)		
Share based compensation	11,696	-
Total other expense	11,696	0
Net Income (Loss)	**48,385**	**2,537**

MACROFIT, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2020
(Unaudited)

	Common Stock - Class A		Additional Paid-In Capital - Class A	Common Stock - Class B		Additional Paid-In Capital - Class B	SAFE Notes	Additional Paid-In Capital - Stock Options	Treasury Stock	Body Alchemy Owners Equity	Retained Earnings	Total
	Shares	Par Value		Shares	Par Value							
Balance as of January 1, 2019	**0**	**$0**	**$0**	**5,000,000**	**$50**	**$0**	**$73,000**	**$0**	**$0**	**$0**	**($50,278)**	**$22,772**
Increase in Equity	-	-	-	-	-	-	-	-	-	5,970	-	**$5,970**
Issuance of Common Stocks Class B	-	-	-	93,078	1	92	-	-	-	-	-	**$93**
Owner's Dividend	-	-	-	-	-	-	-	-	-	-	(112,272)	**($112,272)**
Net income (Loss)	-	-	-	-	-	-	-	-	-	-	2,537	**$2,537**
Balance as of December 31, 2019	**0**	**0**	**0**	**5,093,078**	**51**	**92**	**73,000**	**0**	**0**	**5,970**	**(160,013)**	**(80,900)**
Issuance of Common Stocks (A)	5,000,000	50	139,950	-	-	-	-	-	-	-	-	**$140,000**
Issuance of SAFE	-	-	-	-	-	-	190,000	-	-	-	-	**$190,000**
Owner's Dividend	-	-	-	-	-	-	-	-	-	-	(7,329)	**($7,329)**
Repurchase of stock	-	-	-	-	-	-	-	-	(5,000)	-	-	**($5,000)**
Share Based Compensation	-	-	-	-	-	-	-	11,696	-	-	-	**$11,696**
Net income (Loss)	-	-	-	-	-	-	-	-	-	-	48,385	**$48,385**
Decrease in Equity	-	-	-	-	-	-	-	-	-	(5,970)	-	**($5,970)**
Balance as of December 31, 2020	**5,000,000**	**$50**	**139,950**	**5,093,078**	**$51**	**$92**	**$263,000**	**$11,696**	**($5,000)**	**($0)**	**($118,957)**	**$290,882**

The accompanying notes are an integral part of these financial statements.

MACROFIT, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
As of December 31, 2020 and 2019
(Unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	**48,385**	**2,537**
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Share Based Compensation	11,696	-
Changes in operating assets and liabilities:		
(Increase) Decrease Prepaid Expenses	(56,693)	(764)
(Increase) Decrease Receivable from Shareholder	-	2,223
Increase (Decrease) Accounts Payable (A/P)	114,150	-
Increase (Decrease) Credit Cards	18,974	(10,859)
Increase (Decrease) Payroll Liabilities	9,630	-
Increase (Decrease) Deferred Revenue	156,159	-
Increase (Decrease) Loan Payable - Stockholder	(64,915)	96,089
Net cash provided by (used in) operating activities	**237,386**	**89,226**
Cash Flows from Investing Activities		
Net cash used in investing activities	**-**	**-**
Cash Flows from Financing Activities		
Issuance of Common Stock - Class A	140,000	-
Issuance of Common Stock - Class B	-	93
Repurchase of Common Stock Class B	(5,000)	-
Issuance of SAFEs	190,000	-
Dividends Distributed	(7,329)	(112,272)
Increase (Decrease) Owners Equity - Body Alchemy	(5,970)	5,970
Net cash used in financing activities	**311,701**	**(106,209)**
Net change in cash and cash equivalents	549,087	(16,983)
Cash and cash equivalents at beginning of period	16,406	33,389
Cash and cash equivalents at end of period	565,492	16,406

The accompanying notes are an integral part of these financial statements.

MacroFit, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

MacroFit, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on October 3, 2018. The Company leverages influencer marketing to sell fitness and nutrition programs to a mass market at scale. The Company's headquarters are in Los Angeles, CA. The company began operations in 2018.

The Company owns one subsidiary, Body Alchemy, a Delaware Limited Liability Company that was formed on January 12, 2018, located in California. The Company and its subsidiary are referred to collectively as the Company.

Since Inception, the Company has relied on contributions from owners, the issuance of convertible securities, and securing loans to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $565,492 and $16,406 of cash on hand, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

The Company generates revenues by selling fitness programs and fitness equipment. The Company's payments are generally collected upfront. The Company has deferred revenue totaling $156,159 and $0 on December 31, 2020 and 2019, respectively, for orders that have been paid but the performance obligations have not been met. For the years ending December 31, 2020 and 2019 the Company recognized $4,372,343 and $942,507, respectively, in revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising and Marketing Expense

The Company expenses advertising and marketing costs as they are incurred. Such costs approximated $2,447,188 and $690,987, respectively, for the years ended December 31, 2020 and 2019.

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period. For the year ended December 31, 2020, the Company had accrued $11,696 of share-based compensation expense.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 2 – RELATED PARTY TRANSACTIONS

From time to time the Company takes receivables from the shareholders. As of December 31, 2020, and 2019, the balance of the receivable from related parties was $31,174 and $96,089, respectively.

NOTE 3 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020 and 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 4 – EQUITY

Common Stock

The Company authorized 19,600,000 shares of common stock at $0.00001 par value. The first series of Common Stock shall be designated "Class A Common Stock" and shall consist of 14,000,000 shares, The second series of Common Stock shall be designated "Class B Common Stock" and shall consist of 5,600,000 shares.

In 2019, the Company issued 93,078 shares of Class B Common Stock for a cost of $.001 per share. In 2020, the Company issued 5,000,000 shares of Class A Common stock in exchange for $140,000. As of December 31, 2020 and December 31, 2019 the Company had 5,000,000 and 0 shares of Class A common stock issued and outstanding. As of December 31, 2020 and December 31, 2019 the Company had 5,093,078 shares of Class B common stock issued and outstanding.

Owner's Dividends

Each year, the profits from Body Alchemy are issued as a dividend to its founder. As of December 31, 2020 and December 31, 2019 the owner's dividend was $7,329 and $112,273, respectively. During the year ended 2020, the Company had discontinued majority of distributions to founders and have reinvested profits from the business into growth.

Additional Paid-In Capital – SAFEs

Prior to 2019, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $73,000. The SAFEs are automatically convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the price per share equal to the quotient of $3,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

In 2020, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $190,000. The SAFEs are automatically convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the price per share equal to the quotient of $12,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

NOTE 5 – EQUITY-BASED COMPENSATION

In 2020, the Company adopted a 2020 Equity Incentive Plan ("2020 Plan") which permits the grant or option of shares to its employees for up to 3,264,601 shares of common stock. As of December 31, 2020 the Company had issued 463,431 options to purchase shares. As of December 31, 2020, 63,068 shares had vested.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

As of September 1, 2020 the Company entered into a month-to-month lease for space. The lease expense for the years ended December 31, 2020 and 2019 totaled $30,557 and $0, respectively.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has limited history. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Additional Paid-In Capital – SAFEs

Prior to 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $305,350. The SAFEs are automatically convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the price per share equal to the quotient of $12,000,000 or $18,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

Lease

In January 2021, the Company entered into a 2-year lease for warehousing space for a month rent of $4,000.
Crowdfunded Offering

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in common stock shares. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Start Engine. The Intermediary will be entitled to receive a commission fee from facilitating this offering.

Management's Evaluation

Management has evaluated subsequent events through November 8, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Fit App by Macrofit, Inc.

Modern, Innovative Fitness Tech and Hardware


fit!

Website | Los Angeles, CA | HEALTH TECH

Fit! is a connected fitness brand that partners with influencers to pair world-class subscription content with state-of-the-art fitness hardware. In our first 18 months, we have generated approximately $7 million in revenue, and we are now gearing up for the launch of one of the most innovative strength training systems.

$160,340 raised

119 Investors	$25.2M Valuation
$1.89 Price per Share	$283.50 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	30 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- We have generated revenue of approximately $7 million in only 18 months of business.
- We currently have contracts with over 50 pro athletes, trainers, and influencers for our subscription content and promoting of hardware. The Fit! App is live for iOS, Android, iPad, and Apple TV with over 35 instructors.
- Our proven management team is experienced in tech and high-growth startups, having previously scaled Wag! to over 100 cities with $400 million raised.

THE PROBLEM

Fitness Tech Needs to be More Accessible

Currently connected fitness is a booming industry, with rapidly growing technology and interest from consumers.

However, until now, most connected hardware has been overly expensive and limited in its applications. It is a fragmented market across hundreds of different apps limited to single-use movements.


How Can You Justify
SPENDING TONS OF MONEY
On A Machine That
CAN ONLY DO ONE THING?

THE MARKET

Combining Two Fast-Growing Fields

Rewards

Get rewarded for investing more into Fit App by Macrofit, Inc.:

$599+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+ Investment
Tier 1 perk ($500)
10% off promo code any fit product

$1,000+ Investment
Tier 2 perk ($1000)
free all access subscription

$5,000+ Investment
Tier 3 perk ($5,000)
free fit p-bars, plyo box or x-board (Pick 1)

$10,000+ Investment
Tier 4 perk ($10,000)
5% bonus shares + free fit home gym

$25,000+ Investment
Tier 5 perk ($25,000)
10% bonus shares

$50,000+ Investment
Tier 6 perk ($50,000)
15% bonus shares + invite to a fitness retreat with our partnership with Surf Yoga Beer

Our unique approach to fitness finds the intersection of home fitness equipment and online and virtual fitness with one all-encompassing product.

The home fitness equipment market is worth $16.4 billion, while the online and virtual fitness market is predicted to be worth $59 billion by 2027.

Meanwhile, the influencer marketing industry is on track to be worth $15 billion by 2022, with over 50 million independent content creators, curators, and community builders. (Source)


$16.4B
Home Fitness Equipment Market
fit!
$59B
Online & Virtual Fitness Market

*Source, Source

THE SOLUTION

Uniting Innovative Fitness Tech with Cost-Effective Workout Hardware

Fit! Is an influencer-backed community that pairs subscription workout programs with innovative fitness hardware at affordable prices.

By leveraging the power of influencers and tapping into the community, Fit! becomes more than a single product – it's a process for continuously innovating on new cutting edge content & hardware, backed by a growing community of influencers and customers.


INFLUENCER MARKETING
MEETS CONNECTED FITNESS

By leveraging influencers, a diverse set of movements, skills, affordable pricing & a lean, fast-to-market approach, Fit! will win out and serve a massive market.

Old Way

- Single purpose hardware
- Expensive
- Slow to market
- Supply chain constraints
- Limited influencer play around single fitness verticles
- Limited community

Our Approach

- Influencers provide distribution
- Fast to market
- Affordable
- Multi-purpose, products
- Nimble, adaptable to trends
- Lower CAC
- Subscription
- Community

The Fit! App is live for iOS, Android, iPad, and Apple TV with over 35 instructors.



35+
Professional Trainers

Fit's proprietary hardware is flexible, modular, space-saving, and fast-to-market. Our first two hardware products, both our **Fit! Home Gym** and **P-Bars** went from idea to over $2 million in yearly run rate in less than 6 months.



Introducing the Fit! HomeGym


THE fit! P-BARS
Portable parallel bars

In Q4 of 2021, we launched 2 really exciting projects.

First is the **Fit! Plyo Box**, a collapsible box jump that has settings for a variety of heights, attachments for resistance training bands, and many more features. It's competitive in price, space-saving, and perfect for either the home market, CrossFit gyms or small studio gyms looking to offer this common type of training while limited in space/storage.





Our second product to market and 4th overall is the Fit! X-Board. It's a versatile and modular doorway training system that allows the user to attach a hangboard - for rock climbers, a speed bag - for boxers, or a TRX and pullup bar for resistance training. All of these specific niches of fitness are exceedingly popular currently with limited home options available.



Our most revolutionary innovation launches at the end of 2022.

Slated for the end of 2022: **The Newton** is a free-floating strength-training system that uses digital weight and cables to offer the user more exercise options than any other connected hardware on the market. Purchases of the Newton will be paired with app subscriptions for our online programs targeting strength, weight loss, toning, general health, and more. The app will also serve as a control for the system. Use it to set your exercise, count your reps, deliver weight tension that pushes you to failure or reduces weight while in use to help adjust your form or allow you to finish an exercise. We believe **the Newton** will have mass-market appeal to both the at-home and gym markets.


VARIATIONS
Flat Bench Press
Incline Bench Press
Standing Overhead Press
Lateral Dumbbell
Deadlift Barbell
Chest Fly

**The Newton is in the prototype phase and not currently available on the market.*

Our Bold Approach

Fit!’s approach combines multiple bets and will span across hundreds of influencers for subscription content, multiple hardware products and a community-based approach to growth. Fit’s unique strategy leverages community data to continuously adapt and innovate where demand is proven.

We’ve hit **approximately $7 million** in revenue in our first 18 months. The Fit! Home Gym has sold **over $1M in it's first year**.


$7M
Revenue In First 18 Months
$1M
In Sales For The Fit! Home Gym During The First Year

We believe our fast go-to-market strategy and booming ecosystem of customers and influencers will continue to give us a sustainable competitive advantage for gaining traction on each of our new products.

WHY INVEST

Expanding the Market for Connected Fitness

In 3-5 years, we see Fit! as a successful fitness brand working with hundreds of the best influencers and athletes and selling a multitude of connected hardware products serving a variety of customers across different fitness niches and hobbies.

With a highly experienced team of serial entrepreneurs and approximately $7 million in revenue in our first 18 months, we believe that we have what it takes to disrupt the multi-billion dollar home fitness markets.



As a consumer facing business, we are excited to turn to the community to back our vision for the future of fitness.

Join us in our mission to create innovative ways to deliver fitness to our customers.

Meet Our Team


fi

Michael DeVerna

Co-Founder, CEO, and Director

Mike is a four-time startup operator and consumer marketplace growth expert.

Previously was part of the founding team and COO at Wag!



Adam Frater

Co-Founder & Creative Director

Adam Frater is a marketing professional and entrepreneur with a passion for everything health and fitness. After owning a high-end fitness studio, he launched Body Alchemy, a fitness publishing company. Specializing in online calisthenics programs, he instantly became one of the top recognized sellers in his space. He now focuses his time on building the Fit! App to further the mission of making the world healthier and happier.


fit!

Tyler Do

Co-Founder & Head of Hardware

Tyler is a mechanical engineer with over 6 years of experience in mechanical design, product development, and bringing new and innovative products and concepts to market. Having been involved with multiple startup companies ranging from indoor farming to micromobility, problem solving and innovation are at his core. As Co-Founder and Head of Hardware at Fit!, Tyler has successfully brought multiple products to market and looks forward to all of the innovation that awaits.

Offering Summary

Company :	Macrofit, Inc.
Corporate Address :	4946 Bellaire Ave , Los Angeles, CA 91607
Offering Minimum :	$9,999.99
Offering Maximum :	$1,069,740.00
Minimum Investment Amount (per investor) :	$599.13

Terms

Offering Type	Equity
Security Name	Class A Common Stock
Minimum Number of Shares Offered	5,291
Maximum Number of Shares Offered	566,000
Price per Share	$1.89
Pre-Money Valuation	$25,202,269.26

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk ($500) - 10% off promo code any fit product

Tier 2 perk ($1000) - free all-access subscription

Tier 3 perk ($5,000) - free fit p-bars, plyo box or x-board (pick 1)

Tier 4 perk ($10,000) - 5% bonus shares + free fit home gym

Tier 5 perk ($25,000) - 10% bonus shares

Tier 6 perk ($50,000) - 15% bonus shares + invite to a fitness retreat with our partnership with Surf Yoga Beer

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

MacroFit, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $1.89 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $189. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Milestone: $1.5 Million In Hardware Sales

11 days ago

Last year we launched one of the most innovative at-home workout systems in the Fit! Home Gym. Designed to be a compact and affordable piece of workout equipment that would rival much more bulky and expensive home gym options, the Fit! Home Gym has been a massive hit and exceeded our wildest expectations.

We've been working around the clock to keep up with demand, packing and shipping the boxes ourselves from our warehouse in Burbank.


HOME GYM
Join the Fit! app
fit!
ASSEMBLE IN 60 SECONDS
ENDLESS EXERCISE OPTIONS
EASY BREAK-DOWN AND STORAGE

We're proud to announce some impressive milestones:

1. We just surpassed $1.5 Million in Hardware sales, led by our top selling product the Fit! Home Gym - a product we've only started shipping since last March. This month we'll ship out over 400 home gyms, our largest batch ever after having partnered with distribution centers to help us manage our growth and scale

2. Our StartEngine campaign has already raised over $150K in a little over two weeks and we're excited to have more investors like you on board and be featured in the trending companies emails starting next week.

Click Here to join us and become an early stage investor in one of the most unique and innovative companies in the space of Fitness Tech and Hardware.

END OF UPDATES

Comments (15 total)

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HADRIEN d. 14 days ago
Hey team. I made a $1k investment last week and was hoping to get access to your classes in the app. When will you grant access to investors? Thanks in advance
0

Steven G. 6 INVESTMENTS 18 days ago
Have you applied for any patents for protection from competition?
0 View 2 replies

Emilio M. 21 days ago
Really?? You don't accept investments from UK? I was ready to invest $1000 but the system doesn't let me register as I am a UK resident... Is there a way to avoid this?
0

lance p. 23 days ago
Hi, I'm wondering if you have contacted any hotel/ resorts who are opening into the fitness/ wellness sector of the travel & hospitality industry?
Cheers
0 View 2 replies

Diego C. 23 days ago
Hello, I'm from Brazil. Can I invest?
0 View 1 reply

Hiren L. 24 days ago
If I am from Canada, how can I invest?
0

Kevin H. 6 INVESTMENTS 24 days ago
1) How many subscribers do you have and how fast are subscriptions growing?

2) What's the revenue split between product sales and subscriptions?

3) In terms of product sales, how much is direct-to-consumer vs. other channels?

1 View 1 reply

Joshua H. 24 days ago

Is this considered an equity offering that will trigger the SAFEs? meaning, are these fund going to be used to pay back the SAFEs?

1 View 1 reply

AARON M. 25 days ago

At what point would you see a return on investment ?

1 View 1 reply

Alex H. 25 days ago

To follow up on Kenneth's questions if you were to stay privately indefinitely how easy would it be to sell shares?

1

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

This is Fit, an LA-based company whose goal is to transform the world of connected fitness, combining state-of-the-art fitness equipment with content from over 35 of the world's top professional athletes and trainers. Fit is setting a high bar when it comes to innovations in the industry. It's a really exciting time here at Fit. In just 18 months, we've launched a successful subscription service with 35 of the world's best athletes and trainers. In addition, we've launched two new products in the calisthenics space and are on pace for $6M in revenue. With your help, we plan to set the sites even higher and launch some of the most innovative fitness products the world's ever seen by the end of 2021. Fit has made a splash by landing some of the best athletes around the world for their subscription content and most innovative equipment launches in the fit home gym and p-bars already on pace for $6M dollars in revenue with their existing products. Fit plans to expand the team and launch some of the most innovative fitness hardware ever developed by the end of 2021. With your help, the Newton is the single most innovative and versatile strength training device ever imagined. It employs a free floating cable system that mimics gravity providing the best of free weights cable machine and smith machine all built into one smart and compact device. The Newton connects with the Fit app and provides a multitude of unique experiences for the user. It will automatically adjust the positioning of the cables per exercise, spot you while you lift, record your progress, correct your form, reduce or increase weight tension per your goals, and provide you the most state-of-the-art experience ever created. The Newton has applications for at-home fitness, hotels, gyms, and more. The first Newton prototype has already been built with amazing feedback from leaders into space across strength trainers, gym owners, customers, and more. The Fit team plans to launch the Newton for pre-order by the end of 2021, and with your help, can get there even faster. So, my goal for the Newton was to take the convenience of a cable machine, the versatility of free weights, and the convenience of digital weight technology, and combine all three of those features into one piece of equipment that not only is functional but similar to the home gym. You can pack up and stow away. While the Newton is Fit's biggest goal, the company has already launched a series of other innovative concepts in the fitness space. Launched in January of 2021, the Fit home gym has already produced over $1 million dollars in revenue. For Fit, its modular design allows for tool-free setup and variety of exercises. The Fit p-bars were created to supply the massive amount of users interested in calisthenics. The compact design allows them to easily fit in the backpack. The Fit plow box is launching in August 2021 and will be sold to PT clinics and gyms as well as consumers. It's fully adjustable, providing a multitude of heights while also helping owners save space. Fit will soon be launching the export, targeting the demand for home rock climbing options, and the fit anklets for body weight training. Our early initiatives at Fit were very strategic. We knew that our plan was hardware, but in order to get there, we needed to build an ecosystem and gain users, and we did that by putting together some of the best content on the market through 35 different professional athletes in different sports and niches. We built this content, and we built a successful subscription business. From there, we were able to strategically test our own market with new innovative concepts for fitness hardware. Through this concepting phase and through a little bit of paid marketing, we've been able to successfully launch product after product with many more products coming down the

line in the near future. Fit's team is made up of some of the leaders in the space of tech, engineering, and fitness including the CEO Mike DeVerna, a serial startup and tech entrepreneur, who previously led Wag as their COO to a $100 million dollar run rate and over 100 cities launched worldwide. They're also backed by an early investor named to the Forbes Midas 100, a list of the top 100 deal makers in high tech and science industries. We see our strategic advantage in four areas. First, being speed to market - our ability to launch new hardware initiatives effectively and efficiently. Two is our access to top tier talent of pro athletes and trainers. Three, innovative solutions that fill a demand in the market. And Four is multiple successful marketing funnels all flowing to one central location - Being Fit. One of the most impressive things about the company here at Fit is how resourceful the team has been. To date, we've been primarily self-funded or driven by the sales of our products or programs and through the community like you. This is why this is a great opportunity for us to partner with StartEngine and build our brand and community. Our goal is to continue to innovate on the world's best fitness technology. We need your help to get there. Through combining our rockstar list of talent, our innovative fitness hardware, and our amazing app experience, we plan to transform the world of connected fitness and give users an unparalleled experience. Fit needs to stay aggressive with the pace of production and continue to be the first to market. Fundraising is a necessary part of this.

The Solution Video

No audio.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "MACROFIT, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF AUGUST, A.D. 2020, AT 7:20 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7085215 8100
SR# 20207035514

Authentication: 203590026
Date: 09-03-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:20 PM 08/31/2020
FILED 07:20 PM 08/31/2020
SR 20207035514 - File Number 7085215

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MACROFIT, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Driversiti Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is MacroFit, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 3, 2018.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I
Name

The name of the corporation is MacroFit, Inc. (the "**Corporation**").

ARTICLE II
Registered Office

The address of the Corporation's registered office in the state of Delaware is 9 E. Loockerman Street, Suite 311, City of Dover, County of Kent, 19901 and the name of the registered agent of the corporation in the State of Delaware at such address is Registered Agent Solutions, Inc.

ARTICLE III
Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV
Authorized Shares

The total number of shares of stock that the Corporation shall have authority to issue is 19,600,000 shares of capital stock, consisting of 19,600,000 shares of Common Stock,

having a par value of $0.00001 per share. The first series of Common Stock shall be designated "**Class A Common Stock**" and shall consist of 14,000,000 shares. The second series of Common Stock shall be designated "**Class B Common Stock**" and shall consist of 5,600,000 shares.

At the effective time of the filing of this Amended and Restated Certificate of Incorporation, and without any further action on the part of the Corporation or the holders of its stock, (a) each one share of Common Stock outstanding immediately prior thereto shall be automatically reclassified into one fully paid and nonassessable shares of Class B Common Stock (the "**Reclassification**"). The Reclassification shall occur without any further action on the part of the Corporation or the holders thereof and whether or not certificates representing the holders' shares prior to the Conversion are surrendered for cancellation.

ARTICLE V
Description of Capital Stock

The terms and provisions of the Common Stock are as follows:

1. **Voting.**

(a) **Class A Common Stock**. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share thereof held. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

(b) **Class B Common Stock**. Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share thereof held.

2. **Conversion of Class B Common Stock.**

(a) **Voluntary Conversion**. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof (such right to convert hereinafter referred to as the "**Conversion Rights**"), at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one (1) share of fully paid and nonassessable shares of Class A Common Stock.

(i) **Mechanics of Conversion.**

(1) Notice of Conversion. In order for a holder of Class B Common Stock to voluntarily convert shares of Class B Common Stock into shares of Class A Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Class B Common Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Class B Common Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Class B Common Stock (or, if such registered holder alleges that such certificate has been lost, stolen or

destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Class B Common Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class B Common Stock to be issued. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Class B Common Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Class B Common Stock represented by the surrendered certificate that were not converted into Class A Common Stock and (ii) pay all declared but unpaid dividends on the shares of Class B Common Stock converted.

(2) Reservation of Shares. The Corporation shall at all times when the Class B Common Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Class B Common Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Class B Common Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

(3) Effect of Conversion. All shares of Class B Common Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon.

(4) Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class A Common Stock upon conversion of shares of Class B Common Stock pursuant to this Section 4(a). The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Common Stock in a name other than that in which the shares of Class B Common Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(b) **Mandatory Conversion**. Upon the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then-outstanding Class B Common Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Class B Common Stock shall automatically be converted into shares of Class A Common Stock at a one-for-one conversion rate. All holders of record of shares of Class B Common Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Class B Common Stock pursuant to this Section 4(b). Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Class B Common Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Class B Common Stock converted pursuant to Section 4(b), including the rights, if any, to receive notices and vote (other than as a holder of Class A Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 4(b). As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Class B Common Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as payment of any declared but unpaid dividends on the shares of Class B Common Stock converted.

3. **Notices**. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of capital stock of the Corporation must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Delaware General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
Stock Repurchases

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VII
Bylaw Provisions

1. **Amendment Of Bylaws**. Subject to any additional vote required by this Certificate of Incorporation or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

2. **Number Of Directors**. Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

3. **Ballot**. Elections of directors need not be by written ballot unless the Bylaws so provide.

4. **Meetings And Books**. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

ARTICLE VIII
Director & Officer Liability

1. **Limitation**. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Neither any amendment nor repeal of this ARTICLE VIII, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

2. **Indemnification**. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Corporation shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws of the Corporation after the occurrence of the act or omission

that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE IX
Forum

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Executed on August 31, 2020.

/s/ Michael DeVerna
Michael DeVerna, Chief Executive Officer

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.